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                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549


                             SCHEDULE 14D-9

                  SOLICITATION/RECOMMENDATION STATEMENT
                      Pursuant to Section 14(d)(4)
                 of the Securities Exchange Act of 1934

                            (Amendment No. 9)


                    SANTA FE PACIFIC GOLD CORPORATION

                        (Name of Subject Company)


                        HOMESTAKE MINING COMPANY

                  (Name of Person(s) Filing Statement)


                 Common Stock, par value $0.01 per share
       (including the associated Preferred Share Purchase Rights)

                     (Title of Class of Securities)

                                80217610

                  (CUSIP Number of Class of Securities)


                               Wayne Kirk
         Vice President, General Counsel and Corporate Secretary
                        Homestake Mining Company
                          650 California Street
                  San Francisco, California 94108-2788
                             (415) 981-8150

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                             With a copy to:

                           Richard Hall, Esq.
                         Cravath, Swaine & Moore
                             Worldwide Plaza
                            825 Eighth Avenue
                        New York, New York 10019
                             (212) 474-1000


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     THIS AMENDMENT NO. 9 TO SOLICITATION/RECOMMENDATION STATEMENT
     RELATES TO A PROPOSED EXCHANGE OFFER BY NEWMONT MINING CORPORATION DESCRIBED IN ITS REGISTRATION STATEMENT ON FORM S-4 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 11, 1997 (REGISTRATION NO. 333-19335), WHICH OFFER HAS NOT BEEN COMMENCED. BY FILING THIS AMENDMENT NO. 9 TO SOLICITATION/RECOMMENDATION STATEMENT, HOMESTAKE MINING COMPANY DOES NOT ADMIT THAT IT IS REQUIRED TO MAKE THIS FILING.


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          Homestake Mining Company ("Homestake") hereby amends and
supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") originally filed on January 16, 1997, as amended by Amendments No. 1 to No. 8 with respect to the proposed offer by Newmont Mining Corporation ("Newmont") to exchange each share of Santa Fe Pacific Gold Corporation common stock, $0.01 par value, together with the associated preferred share purchase rights, for 0.40 of a share of Newmont Common Stock, $1.60 par value.


Item 6.   Recent Transactions and Intent with Respect to
          Securities.

          Item 6 of the Statement is hereby amended to add the following information at the end thereof:

          On March 6, 1997, Homestake issued a Press Release announcing that Homestake and GeoBiotics, Inc., a privately-owned technology development company have entered into a strategic alliance to develop biooxidation technology. A copy of the text of Homestake's Press Release is attached as Exhibit 99.17, and is incorporated herein by reference.


Item 9.   Materials to be filed as Exhibits.

          Item 9 of the Statement is hereby amended to add the following
Exhibit:

Exhibit 99.17 - Text of Press Release issued by Homestake on
                March 6, 1997.




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                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 9 is true, complete and correct.




                                    HOMESTAKE MINING COMPANY


                                    By:  /S/ GENE G. ELAM
                                         -------------------
                                         Name:  Gene G. Elam
                                         Title: Vice President,
                                                Finance and
                                                Chief Financial Officer

Dated:  March 7, 1997


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                              EXHIBIT INDEX

Exhibit 99.17 - Text of Press Release issued by Homestake on
                March 6, 1997.